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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 0-30150

Buffalo Gold Ltd.

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(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated December 13, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

KINBAURI REPORTS NEW DRILL RESULTS FROM EL VALLE, SPAIN

Including 57 g/t Au and 11.5 % Cu over 1.4 metres

Vancouver, B.C. - December 13, 2007 – Buffalo Gold Ltd. (TSX-V: BUF; OTC-BB: BYBUF; FWB: B4K, “Buffalo”, or “the Company”) is pleased to announce that Kinbauri Gold Corp. (TSX-V: KNB, “Kinbauri”) has reported additional diamond drill results from its projects in Spain.   The results include assays of holes from the on-going exploratory diamond drill program at El Valle in Area 208 and at Carlés, and from the underground in-fill diamond drilling program at El Valle in Area 107.  Highlights of the results include:

•

57.0g Au/t and 11.5% Cu over 1 metre (In-fill at Area 107)

•

24.1 g Au/t over 2 metres (In-fill at Area 107)

•

10.5 g Au/t and 1.1% Cu over 2.4 metres (Exploratory at Carlés)

Buffalo holds a 25.4% strategic interest in Kinbauri as part of the Company’s on-going strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. (See Buffalo news release July 4th, 2007.)

Kinbauri further reports that: “Assay results have been received from six holes totalling 1,360m of in-fill drilling for Area 107, from two holes totalling 457m at Area 208 (El Valle) and from one hole totalling 144m at Carlés. Results are summarized below:

In-fill: El Valle Area 107

HOLE(1)	From (m)	To (m)	Interval(2) (m)	Au (g/t)	Ag (g/t)	Cu (%)
07KV1031	215.4	219.00	3.60	6.24	2.00	.09
including	217.00	219.00	2.00	9.86	2.00	.02
07KV1031	229.00	250.75	21.75	3.58	2.00	.10
including	231.00	233.00	2.00	24.14	2.00	.05
07KV1031	286.60	288.30	1.70	17.30	2.00	.11
07KV1031	306.60	315.45	8.85	2.63	2.00	.10
including	313.8	315.45	1.65	9.16	2.00	.07
07KV1030	155.00	156.50	1.50	2.05	<	.07
07KV1029	155.5	156.5	1.00	3.30	<	.08
07KV1028	101.30	105.30	4.00	2.69	2.00	.12
07KV1028	172.00	173.40	1.40	57.00	185.00	11.47
07KV1027	No intercepts >2g/t Au
07KV1026	82.5	83.5	1.00	17.49	110.00	2.16
07KV1026	343.7	345.20	1.50	2.39	<	.31

(1) See Schedule A for relative location; (2) True thicknesses are estimated to be 65% of the interval for 07KV1029, 73% and 75% of intervals for 07KV1030 and 07KV1028 respectively and 98% to 99% of intervals for 07KV1026 and 07KV1031.

The first three in-fill holes drilled in Area 107, 07KV1026, 07KV1031 and 07KV1022, all returned high gold values.  Hole 07KV1022, which was previously reported in release of October 16th, 2007, showed 10.85g Au/t over 3.6m.  Hole 07KV1028 is located in the central part of the west edge of Area 107 West, whereas 07KV1027 and 07KV1030 lie on the up-section extension of Area 107 West.  An estimated 13,600m of in-fill drilling on Area 107 and Area 107 West is to be completed prior to August of 2008 to allow for the development of engineering plans to accelerate production from this zone.

Exploratory: Carlés and El Valle Area 208

HOLE	From (m)	To (m)	Interval(1) (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zone
07KC1001	132.	135.95	3.50	7.87	14.43	.84	Carlés
including	132.45	134.85	2.40	10.52	16.00	1.07
07KVAL234	88.20	90.20	2.00	2.74	<	.04	A208
07KVAL235	109.70	111.45	1.75	2.42	4.00	.04	A208
07KVAL235	144.80	146.35	1.55	2.41	2.00	.01

(1) True thicknesses are estimated to be 65% of interval for 07KC1001, 80% for 07KVAL234 and 25% for 07KC235.

07KC1001 lies 100m down-dip from closest previously reported drill hole on Carles North, C120, which intercepted 3.75m of 4.6g Au/t and 0.14% Cu.  A total of 1,150m of exploratory drilling is to be completed in early 2008 at Carlés North and Carlés East.  07KVAL235 and 07KVAL236 are the first of two exploratory holes along the eastward extension of Area 208; a total of 1,750m (6 holes) is planned.  Both holes intersected thick sections of jasperoid breccia and silicified dolomites, which generally host gold.  Area 208 is open at depth and to the west where exploratory drilling will now be concentrated.”

For full text of the news release and the accompany Schedule A please refer to the Kinbauri Gold Corp. news release dated today, December 13th, 2007.

About Kinbauri Gold Corp.

Kinbauri is a TSXV – Tier 1 mineral exploration company focused on the development of mineral properties, primarily precious metal prospects in northwestern Spain, Nevada and Canada.  Its immediate focus is to expand and upgrade resources to reserves at the El Valle property in Asturias, Spain with a view to re-starting operations at the mine and mill complex there.  It currently has 43,372,320 common shares issued and outstanding; 67,056,236, fully diluted.  For additional details on the company, please see the website www.kinbauri-gold.com .

About Buffalo Gold Ltd.

Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. The Company operates the Furtei gold mine in Sardinia, and is actively acquiring and advancing other gold resources to create producing assets. To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the Company website www.buffalogold.ca .

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian.R.  McEwen”

Brian R. McEwen,

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or TF 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

FORWARD-LOOKING STATEMENTS

STATEMENTS INCLUDED HERE, WHICH ARE NOT HISTORICAL IN NATURE, ARE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, INCLUDING WITHOUT LIMITATION, STATEMENTS AS TO MANAGEMENT'S BELIEFS, STRATEGIES, PLANS, EXPECTATIONS OR OPINIONS IN CONNECTION WITH THE COMPANY'S PERFORMANCE, WHICH ARE BASED ON A NUMBER OF ASSUMPTIONS CONCERNING FUTURE CONDITIONS THAT MAY ULTIMATELY PROVE TO BE INACCURATE AND MAY DIFFER MATERIALLY FROM ACTUAL FUTURE EVENTS OR RESULTS. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE PERTINENT SECURITY EXCHANGE COMMISSIONS, SPECIFICALLY THE MOST RECENT QUARTERLY REPORTS, ANNUAL REPORT AND MATERIAL CHANGE REPORTS, EACH AS IT MAY BE AMENDED FROM TIME TO TIME, WHICH IDENTIFY IMPORTANT RISK FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS

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